[Letterhead of Sullivan & Cromwell LLP]

May 31, 2017

Dietrich A. King

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, NE,

                Washington, DC 20549.

Re:	Byline Bancorp, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1

(File No. 377-01538)

Dear Mr. King:

On behalf of our client, Byline Bancorp, Inc. (the “Company”), enclosed please find a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that the Company is concurrently submitting to the Securities and Exchange Commission (the “Commission”) via EDGAR on the date hereof, marked to show changes from the draft of the Registration Statement submitted to the Commission confidentially on May 12, 2017.

The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 22, 2017. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, the Company has reproduced each of the Staff’s comments below and provided responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

Capitalization, page 53

1.	We acknowledge your response to prior comment 29. Please revise the description of preferred stock to disclose the number of preferred shares authorized consistent with your description on page 149 under the title Description of Capital Stock.

The Company has revised its description of preferred stock on page 54 of the Registration Statement to disclose the number of preferred shares authorized consistent with its description on page 159 under the title Description of Capital Stock in response to the Staff’s comment.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 62

2.	We acknowledge your response to prior comment 16. The addition of the acquisition accounting adjustments to the ALLL to derive an ALLL plus acquisition accounting adjustments represents a tailored accounting principle that is prohibited by Regulation G since the discount accretion related to the acquisition accounting adjustments is recognized in interest income. In addition, this Non-GAAP metric implies that the acquisition accounting adjustments are available to the entire loan population that includes non-acquired and acquired loans when the adjustments are only available for the acquired loans. Please remove this Non-GAAP measure.

The Company has revised its disclosure on pages 63 and 64 of the Registration Statement to remove the ALLL plus acquisition accounting adjustments divided by loans and leases ratio in response to the Staff’s comment.

* * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175 or by email (clarkinc@sullcrom.com) or Steven Borenstein at (212) 558-3055 or by email (borensteins@sullcrom.com).

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Joshua Dilk
Chris Harley
Gus Rodriguez
(Securities and Exchange Commission)

Alberto J. Paracchini
(Byline Bancorp, Inc.)

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